UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT
PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2021

Gryphon Online Safety, Inc.
(Exact name of issuer as specified in its charter)

Delaware	47-1246855
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

10265 Prairie Springs Road
San Diego, CA	92127
(Address of principal executive offices)	(Zip Code)

(858) 775-8331
Issuer’s telephone number, including area code

Series A Preferred Stock

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

In this Annual Report, references to “Gryphon” or “the company” mean Gryphon Online Safety, Inc., a Delaware corporation, and its consolidated subsidiaries.

THIS ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

Item 1. BUSINESS

Overview

Gryphon offers a patented cloud managed, network-based, protection service platform that’s powerful yet simple. The platform involves a family of elegant, high performance WiFi router systems, a simple to use App, and machine learning that will continuously improve over time and usage.

Powered by cutting-edge mesh WiFi technology and advanced network protection software platform using machine learning, Gryphon’s family of routers deliver wall-to-wall, high-speed Internet to every connected device in a customer’s home or office. Customers may combine two or more for seamless mesh WiFi coverage throughout larger homes with no dead spots.  The network protection platform helps to protect todays connected smart homes and small businesses.

Many parents today are frustrated with the battle to protect their children from the dangers of being exposed to inappropriate online content, excessive screen time, and social media addiction. The Gryphon Parental Control Router puts the control back in parents’ hands. Using the Gryphon Connect App, customers can manage their children’s online activities and ensure healthy amounts of screen time from anywhere they go. Parents can filter inappropriate content, view their children’s browsing history, set bedtimes and homework times, suspend the internet and enforce Safe Search in search engines. The platform also functions as an internet security system for every device connected to a Gryphon home or office WiFi network from vulnerabilities, dangerous hackers, and malware.

Additionally, the Gryphon HomeBound® mobile app grants our customers the same safety and security features they enjoy at home when they are connected to cellular or public WiFi hotspots. With the HomeBound® app installed on a child’s smartphone, customers can manage them as if they never left the house. The HomeBound® app automatically and securely routes all traffic on a mobile device back through the customer’s Gryphon Mesh Router for filtering before it hits the internet.

The platform is simple to setup and use because there is no additional software that needs to be installed on the end devices. The protection works at the network layer to block unwanted content, malware, and intrusions for any connected device on the network.

Gryphon is not only suitable for families, but also for small businesses by protecting their valuable data from cyber-attacks and preserving productivity through blocking inappropriate content while at work. Because the solution can be set up in just minutes without an IT manager or expensive and complicated hardware, small businesses can now afford enterprise level protection for their network.

Business Plan

Gryphon’s business model is network protection as a service. In the short term, revenue is expected through product sales and monthly/annual subscriptions. Primary sales channels will be online distribution via Amazon and Gryphon’s website. Long term, the Gryphon's network security service platform software can be licensed to hardware manufacturers or network operators. We also feel that the IP we generate can be a source of revenue as it applies to networks outside of homes or small businesses.

Principal Products and Services

Product/Service	Description	Current Market
Family of Secure mesh WiFi routers Advanced Network Protection Service HomeBound™ Mobile Device Protection	Gryphon is a secure WiFi router using AI based learning to make the Internet a safer place for our kids and all our connected devices. All security is built into the router so there is nothing to install on each device. Gryphon comes with an app for real time management of all your connected devices and allows you to collaborate with other parents on website approval ratings.	Consumers with children. Small and medium businesses

Our Competitive Edge

The markets for the Company’s products and services are highly competitive and the Company is confronted by aggressive competition in all areas of its business. However, we believe our cloud software platform and the data intelligence that we generate across tens of thousands of our networks will help us maintain a technology advantage over our competitors. We believe we are one of the first with an innovative solution for this underserved market and building a brand in this market with thousands of positive customer reviews and millions of media impressions. We have also filed patents with 5 patents issued and others pending.

Supplier Network and Manufacturing

The Company relies on its Original Design Manufacturers (ODM) in Taiwan to manufacture the products which are designed in the USA. The ODMs source the components from various countries where they are manufactured. The industry has been impacted by shortages of materials, specifically silicon chips. Increased shipping times are impacting many industries’ ability to receive products in a timely manner. In addition, political instability could impact the Company’s suppliers. The Company has built up its inventory in anticipation of these challenges.

Target Customer

The Company’s customers are primarily consumer families with children as well as small and medium size businesses and schools.

Employees and Contractors

The Company currently has 3 employees and 18 part-time independent contractors, 12 of whom are located overseas.

Government Regulation

We are required to obtain radio transmission safety approvals by the Federal Communications Commission in the United States and the Conformite Europeenne in the European Union. As of the date of this Offering Circular, the Company has received the necessary licenses from the FCC and the European Commission and has maintained compliance with those requirements.

Intellectual Property

The Company has filed applications or received registrations for the following intellectual property:

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country
5331039	Computer application software for mobile phones, namely, software for managing wireless routers; Wireless routers.	GRYPHON	September 14, 2016	November 7, 2017	United States
5981858	Downloadable and recorded computer software and downloadable mobile application for managing mobile devices for the purposes of managing access to online content and restricting internet and application usage, for protecting against malware, and for protection against intrusions.	HOMEBOUND	July 15, 2019	February 11, 2020	United States
6240888	Secure wireless router for networking and cyber protection and its related software application for the management of the wireless router.	GRYPHON GUARDIAN	September 27, 2019	January 5, 2021	United States
n/a	Web content filtering, malware protection, cybersecurity, network protection, WiFi speed and coverage	Web Without Worry	October 26, 2021	n/a	United States

Patents

Application or Registration #	Title	File Date/Filing Receipt Date	Grant Date	Country
10,212,167	METHOD AND SYSTEM TO ENABLE CONTROLLED SAFE INTERNET BROWSING	February 27, 2017	February 19, 2019	United States
10,440,025	REMOTELY CONTROLLING ACCESS TO ONLINE CONTENT	June 7, 2016	October 8, 2019	United States
10,771,487	METHOD FOR PROTECTING IOT DEVICES FROM INTRUSIONS BY PERFORMING STATISTICAL ANALYSIS	December 12, 2017	September 8, 2020	United States
10,805,303	METHOD AND SYSTEM TO ENABLE CONTROLLED SAFE INTERNET BROWSING	January 3, 2019	October 13, 2020	United States
10,776,499	REMOTELY CONTROLLING ACCESS TO ONLINE CONTENT	September 4, 2019	September 15, 2020	United States
11,178,165	METHOD FOR PROTECTING IOT DEVICES FROM INTRUSION BY PERFORMING STATISTICAL ANALYSIS	June 29, 2020	November 16, 2021	United States
11,301,572	REMOTELY CONTROLLING ACCESS TO ONLINE CONTENT	August 11, 2020	April 12, 2022	United States
20220038484	METHOD FOR PROTECTING IOT DEVICES FROM INTRUSIONS BY PERFORMING STATISTICAL ANALYSIS	October 18, 2021		United States
20220021675	METHOD OF USING DHCP HOST NAME TO IDENTIFY A UNIQUE DEVICE IN ABSENSE OF UNIQUE MAC ADDRESS IN ORDER TO APPLY NETWORK FIREWALL OR ACCESS CONTROL RULES	July 20, 2021		United States
20210099452	METHOD OF PROTECTING MOBILE DEVICES FROM VULNERABILITIES LIKE MALWARE, ENABLING CONTENT FILTERING, SCREEN TIME RESTRICTIONS AND OTHER PARENTAL CONTROL RULES WHILE ON PUBLIC NETWORK BY FORWARDING THE INTERNET TRAFFIC TO A SMART, SECURED HOME ROUTER	June 26, 2020		United States
20200372161	REMOTELY CONTROLLING ACCESS TO ONLINE CONTENT	August 11, 2020		United States
20200329065	METHOD FOR PROTECTING IOT DEVICES FROM INTRUSIONS BY PERFORMING STATISTICAL ANALYSIS	June 29, 2020		United States

20200329048	METHOD OF PROTECTING MOBILE DEVICES FROM VULNERABILITIES LIKE MALWARE, ENABLING CONTENT FILTERING, SCREEN TIME RESTRICTIONS AND OTHER PARENTAL CONTROL RULES WHILE ON PUBLIC NETWORK BY FORWARDING THE INTERNET TRAFFIC TO A SMART, SECURED HOME ROUTER	June 26, 2020	United States
20200322340	METHOD AND SYSTEM TO ENABLE CONTROLLED SAFE INTERNET BROWSING	June 22, 2020	United States
20190394202	REMOTELY CONTROLLING ACCESS TO ONLINE CONTENT	September 4, 2019	United States
20190182278	METHOD FOR PROTECTING IOT DEVICES FROM INTRUSIONS BY PERFORMING STATISTICAL ANALYSIS	December 12, 2017	United States
20190141044	METHOD AND SYSTEM TO ENABLE CONTROLLED SAFE INTERNET BROWSING	January 3, 2019	United States
20170353463	REMOTELY CONTROLLING ACCESS TO ONLINE CONTENT	June 7, 2017	United States
20170250989	METHOD AND SYSTEM TO ENABLE CONTROLLED SAFE INTERNET BROWSING	February 27, 2017	United States
20150365379	SYSTEM AND METHOD FOR MANAGING, CONTROLLING AND CONFIGURING AN INTELLIGENT PARENTAL CONTROL FILTER	June 12, 2015	United States

*Each of the above are provisional or non-provisional patent applications. We have received two issued patents with registration numbers 10,212,167 and 10,440,025. Filing a provisional or non-provisional patent application in no way guarantees that we will receive any additional issued patents. Filing a provisional or non-provisional patent application only indicates that we are pursuing protection, but the scope of protection, or whether a patent will be granted, is still undetermined.

Legal Proceedings

On December 30, 2019, a complaint was filed by Kajeet, Inc., a Delaware corporation (“Kajeet”), in the United States District Court for the District of Delaware. Kajeet alleges in its complaint that our products infringe on two patents held by Kajeet. We filed a motion to dismiss based on our belief that the claim is baseless. As of December 31, 2021, the lawsuit is still in the discovery phase and the plaintiff is not providing requested information.

Other than the pending litigation described above, we know of no existing or pending legal proceedings against us, nor are we involved as a plaintiff in any proceeding or pending litigation. There are no proceedings in which any of our directors, officers or any of their respective affiliates, or any beneficial stockholder, is an adverse party or has a material interest adverse to our interest.

THE COMPANY’S Property

Our principal offices are located at 10265 Prairie Springs Road, San Diego, CA 92127. The Company also maintains a mailing address at 10531 4S Commons Dr. #635, San Diego, CA 92127.

We do not currently lease or own any real property. We believe that all our properties have been adequately maintained, are generally in good condition, and are suitable and adequate for our business.

Item 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this annual report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

General

Gryphon Online Security, Inc. was formed in January 2014 and is a Delaware corporation headquartered in San Diego, California. The Company primarily derives revenue from the sale of its WiFi routers and licenses to use its security software. The Company enters into contracts with customers that include promises to transfer products and services , which are generally distinct and can be accounted for as separate performance obligations. Revenue is recognized when the promised goods or services are transferred to the customer, in amounts that reflect the consideration allocated to the various performance obligations. Routers may be sold with a software license included. The revenue component related to hardware is recognized when the router is shipped to the customer. Revenue attributable to the use of the security software is deferred and recognized on a monthly basis as the performance obligation is satisfied. Amounts received for prepayments of additional terms of use of the security software and for extended warranty services are recorded as deferred revenue and recognized as revenue on a monthly basis over the term of the contract.

Results of Operations

The following summarizes the results of our operations in 2021 as compared to 2020:

	Year Ended December 31,
	2021	2020	$ Change
Revenues	$2,770,738	$3,285,938	$(515,200)
Cost of revenues	$(1,630,509)	$(1,886,714)	$256,205
Gross profit	$1,140,229	$1,399,224	$(258,995)
Total operating expenses	$2,925,574	$2,610,074	$315,500
Operating loss	$(1,785,345)	$(1,210,850)	$(574,495)
Total other income (expense)	$(482,114)	$(334,652)	$(147,462)
Loss before provision for income taxes	$(2,267,459)	$(1,545,501)	$(721,958)
Provision for income taxes	-	-	-
Net loss	$(2,267,459)	$(1,545,501)	$(721,958)

Revenues

Our revenues in 2021 were $2,770,738, which represented a decrease of $515,200, or 16%, from the revenues in 2020. The following are the major components of our revenues in 2021 and 2020:

·	Hardware Sales of the Gryphon mesh router; and

·	Software service sales of the network protection service and other software licensing activities.

The decrease in total revenues in 2021 as compared to 2020 is primarily due to inventory shortages at the beginning of the year caused by supply chain delays, which caused a loss of momentum in our marketing efforts.

Cost of Revenues

Our cost of revenues in 2021 were $1,630,509, which represented a decrease of $256,205, or 14%, from the amounts in 2020. Overall, cost of revenues decreased due to a decrease in sales during 2021. Our gross profit percentage in 2021 amounted to 41.1%, which represented a decline compared to the gross profit in 2020 of 50.9%. This is a result of increased costs of manufacturing and shipping, with no corresponding increases in our retail prices.

Cost of revenues consist of material and production costs, freight costs, and software licensing costs. Cost of revenues as a percentage of net revenue have been declining since the Company's inception as fewer sales are made at promotional prices. There are no significant effects on cost of revenues due to volume purchases of materials or size of production runs. We expect future profit margins will increase when our software sales make up a greater percentage of total sales. Overall profit margins will fluctuate slightly as our product mix changes with the introduction of new products and older products are offered at promotional prices.

Operating Expenses

Our total operating expenses in 2021 amounted to $2,925,574, which represented an increase of $315,500, or 12%, from the expenses in 2020. The increase in operating expenses is primarily due to an increase of $248,841 in operations expenses in 2021, as well as an increase of $84,980 in general and administrative expenses in 2021.

Other Income (expense)

Total other income (expense) in 2021 amounted to a loss of $482,114, which represented an increase of $147,463 from the loss in 2020. The increase in loss from other income is due primarily to an increase of $81,608 in the amortization expenses incurred during 2021.

Liquidity and Capital Resources

As of December 31, 2021, we had cash of $1,376,665. To date, our activities have been funded from the sale of preferred stock, short-term loans, and revenues generated from our operations. During the year ended December 31, 2021, the company sold 5,616,525 shares of its Series A-1 Preferred Stock for gross proceeds of $6,178,182 pursuant to Regulation A. We believe that with the funds from our Regulation A offering, we will have the capital available to sufficiently fund our operations for the next 12 months. We intend to raise additional funds, either in other securities offerings or from banks or other lenders. As of December 31, 2021, we have no short-term loans outstanding.

We currently have no material commitments for capital expenditures.

Networking Capital

We have significantly limited financial resources and our plan to expand our business cannot be funded with our existing resources. We believe these cumulative factors raise doubt about our ability to continue as a going concern. We expect to incur significantly higher costs and our resources are insufficient to cover those expected costs without raising capital. We do not consider our available cash and current assets to be sufficient to meet our future business plans without addition sources of liquidity. Without additional revenues, working capital loans, or equity investment, there is substantial doubt as to our ability to continue operations.

We believe that our capital resources are insufficient for ongoing operations, with minimal current cash reserves, particularly given the resources necessary to expand our business. We will likely require considerable amounts of financing to make any significant advancement in our business strategy. There is presently no agreement in place that will guarantee financing for us, and we cannot assure you that we will be able to raise any additional funds, or that such funds will be available on acceptable terms. Funds raised through future equity financing will likely be substantially dilutive to current shareholders. Lack of additional funds will materially affect our business and may cause us to substantially curtail or even cease operations. Consequently, you could incur a loss of your entire investment in our business.

Going Concern

Our continuation as a going concern is dependent on our ability to generate sufficient cash flows from operations to meet our obligations, and/or obtaining additional financing from our shareholders or other sources, as may be required.

The Company has incurred losses from inception of $6,784,961 which raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's ability to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. We believe we will be able to continue sustaining the company as a going concern through the cash flow resulting from sales of our products, as well as seeking funds from private investors, as we have done in the past, as well as from the proceeds of offerings under Regulation A.

Cash Flows

As of December 31, 2021, we had cash of $1,376,665, as compared to $865,829 as of December 31, 2020. The following summarizes our cash flow activities for 2021 and 2020.

	2021	2020	$ Change
Net cash used in operating activities	$(3,078,397)	$(802,637)	$(2,275,760)
Net cash used by investing activities	$(588,560)	$(547,303)	$(41,257)
Net cash provided by financing activities	$4,177,793	$1,057,826	$3,119,967

Cash used in operating activities was $3,078,397 in 2021, as compared to $802,637 in 2020. The higher cash used in operations was primarily due to the Company’s build-up of inventory in anticipation of supply chain challenges..

Cash used by investing activities was $588,560 in 2021, as compared to $547,304 in 2020. The increase in 2021 is due to a slight increase in payments for the purchase of intangible assets.

Cash provided by financing activities was $4,177,793 in 2021, as compared to $1,057,826 in 2020. In 2021, we had proceeds from the sale of preferred stock of $6,178,182, along with proceeds from the exercise of employee stock options of $19,454. In 2020, we had proceeds from the issuance of convertible notes of $400,000, along with proceeds from the exercise of employee stock options of $5,875.

12-Month Plan of Operation

Our key planned activities and milestones to achieve our 12-month plan of operation includes the following:

·	Expand sales of the Gryphon AX mesh router that supports the new WiFi6 standard

·	Implement marketing plan to increase sales

·	Expand retail sales channels in the US

·	Support international distribution channels in UK and Canada

·	Launch Gryphon AXE, which supports the new WiFi6E standard

·	Launch MetaSafe ™ Web3 blockchain, for security and privacy powered by Gryphons

Impact of COVID-19

The COVID-19 pandemic continues to have widespread, rapidly evolving, and unpredictable impacts on global society, economies, financial markets, and business practices. Federal and state governments have implemented measures to contain the virus, including social distancing, travel restrictions, border closures, limitations on public gatherings, work from home, and closure of non-essential businesses. Although work from home and remote learning have increased the relevance of the Company’s products and services, management is uncertain what effects a prolonged economic downturn would have on demand for the Company’s products and services, its ability to refinance its debt and its access to capital. Additionally, the Company could face supply chain and shipping issues as a result of the COVID-19 pandemic that could impact its ability to meet customer demand. If the Company is not able to respond to and manage the impact of such events effectively and if the macroeconomic conditions that affect the global supply chain do not improve or if they deteriorate further, the Company’s business, operating results, financial condition and cash flows could be adversely affected.

Item 3. DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

Name	Position	Age	Term of Office	Approximate hours per week for part-time employees
Executive Officers:
John Wu	Chief Executive Officer	50	From June 19, 2014	FT
Arup Bhattacharya	Chief Technology Officer	61	From April 1, 2015	FT

Directors:
John Wu	Director	50	From June 19, 2014
Arup Bhattacharya	Director	61	From April 1, 2015
Sanjeev Kumar	Director	57	4 Years	2

Executive Officers and Directors

John Wu, Chief Executive Officer (CEO)

John is the Chief Executive Officer and Co-Founder of Gryphon Online Safety. With over 20 years of experience in the Wireless and IoT industry, John launched his career in mobile communications at Motorola. There, he headed a multinational team of digital signal processing developers in the development of the CDMA chipset. Prior to Gryphon, John led MiFi Labs as VP of Advanced Engineering in the creation of mobile hotspot technology. Products his team developed shipped over four million units annually and generated over $400 million in revenue. John has a B.S in electrical engineering and a M.S in DSP and Image Processing from the University of Illinois at Urbana-Champaign. Successes include the CES Award for Connected Devices, PC Magazine Editors Choice Award, and 25 patents.

Arup Bhattacharya, Chief Technology Officer (CTO)

Arup is the Co-Founder and CTO of Gryphon Online Safety, and was integral in designing the mesh WiFi security router and the parental control system. For over 30 years, Arup held executive positions in multiple companies to lead the creation of advanced technologies and products. He led the MiFi software team to develop multiple generations of 2G/3G/LTE data products for leading operators and led the engineering team at PortalPlayer to design the media chips for the first six generations of Apple’s iconic iPods. Arup holds a B.E in Electronics and Communications Engineering from IIEST, Shibpur and a M.Tech in Control and Automation from Indian Institute of Technology, Kharagpur.

Sanjeev Kumar, Director

Sanjeev sits on Gryphon Online Safety’s board of directors, bringing decades of expertise in software engineering and management, along with experience in corporate and intellectual property law. Prior to sitting on Gryphon’s board of directors and practicing law, Sanjeev spent years at several large enterprises. Some accomplishments include leading the software division for the Personal Computer Business Unit, which introduced the first one-inch thin personal computer to the market. He also served as COO of PortalPlayer before Nvidia acquired the company. Received a B. Tech in Electrical Engineering from the Indian Institute of Technology, Kanpur, a M.S in Electrical Engineering from Tulane University, and a JD from St. Mary’s University School of Law.

Compensation Of Directors and Executive Officers

For the fiscal year ended December 31, 2021 we compensated our two officers and our remaining director as follows:

Name	Capacities in which compensation was received	Cash compensation	Other compensation	Total compensation
John Wu	CEO	$120,000	-	$120,000
Arup Bhattacharya	CTO	$120,000	-	$120,000
Sanjeev Kumar	Director	$0.00	-	$0

For the fiscal year ended December 31, 2021, we did not pay our directors in their capacity as directors. There are three directors in this group.

Item 4. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The tables below show, as of December 31, 2021, the security ownership of the company’s directors, executive officers owning 10% or more of the company’s voting securities and other investors who own 10% or more of the company’s voting securities.

Name and address of beneficial owner (1)	Title of class	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class; Percent of total stock
John Wu	Common Stock; Series Seed Preferred Stock; Options	4,700,000 shares of Common Stock, 197,423 shares of Series Seed Preferred Stock	200,000 options to purchase shares of Common Stock	43.74% of Common Stock, 2.16% of Series Seed Preferred Stock
Arup Bhattacharya	Common Stock; Series Seed Preferred Stock; Options	4,400,000 shares of Common Stock, 98,312 shares of Series Seed Preferred Stock	200,000 options to purchase shares of Common Stock	40.94% of Common Stock, 1.08% of Series Seed Preferred Stock

(1)	The address for all the executive officers and directors is c/o 10265 Prairie Springs Road, San Diego, CA 92127.

Item 5. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

During the years ended December 31, 2021 and 2020, the Company issued options for the purchase of common stock of 0 and 200,000, respectively to members of the Company’s Board of Directors. In addition, for the years ended December 31, 2021 and 2020, the Company paid $113,510 and $47,095, respectively for legal counsel to a firm in which one of the directors is a partner. From time to time in the future the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company’s outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons..

Item 6. OTHER INFORMATION

We have no information to disclose that was required to be in a report on Form 1-U.

Item 7. FINANCIAL STATEMENTS FOR THE FISCAL YEARS ENDED DECEMBER 31, 2021 AND DECEMBER 31, 2020

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Management of Gryphon Online Safety, Inc.
Opinion

We have audited the financial statements of Gryphon Online Safety, Inc. (“the Company”) (a Delaware corporation), which comprise the balance sheets as of December 31, 2021 and 2020 and the related statements of operations, changes in stockholders’ equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Gryphon Online Safety, Inc. as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

Members of: WSCPA AICPA PCPS	We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Gryphon Online Safety, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

802 North Washington	Substantial Doubt About the Company’s Ability to Continue as a Going Concern
PO Box 2163
Spokane, Washington 99210-2163

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 12 to the financial statements, the Company has yet to achieve positive cash flows from operations and has incurred losses from inception and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 12. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

P 509-624-9223
TF 1-877-264-0485	Responsibilities of Management for the Financial Statements
mail@fruci.com
www.fruci.com	Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Gryphon Online Safety, Inc.’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

F-1

Auditors’ Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Gryphon Online Safety, Inc.’s internal control. Accordingly, no such opinion is expressed.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•	Conclude, whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Gryphon Online Safety, Inc.’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Spokane, Washington

April 29, 2022

F-2

Gryphon Online Safety, Inc.

Balance Sheets

	December 31,
	2021	2020
Assets

Current assets
Cash and cash equivalents	$1,376,665	$865,829
Accounts receivable, net	-	14,131
Inventory, net	1,680,237	379,851
Prepaid expenses	75,744	89,694
Deposits	177,315	85,275
Other receivables	105,943	156,492
Total current assets	3,415,904	1,591,272

Intangible assets, net	1,645,580	1,490,726
Total assets	$5,061,484	$3,081,998

Liabilities and Stockholders' Equity

Current liabilities
Accounts payable and accrued expenses	$628,774	$524,032
Accrued interest	-	6,652
Deferred revenue and customer deposits	422,737	488,084
Short term notes payable	-	460,285
Convertible equity instruments	-	400,000
Total current liabilities	1,051,511	1,879,053

Long Term notes payable	150,000	150,000
Accrued interest - long term notes	8,152	2,527
Total liabilities	1,209,663	2,031,580

Commitments and contingencies

Stockholders' equity
Series Seed Preferred stock, 9,142,411 and 9,142,411 shares issued and outstanding at December 31, 2021 and 2020, respectively	914	914
Series A-1 Preferred stock, 5,616,525 and 0 shares issued and outstanding at December 31, 2021 and 2020, respectively	562	-
Series A-2 Preferred stock, 454,544 and 0 shares issued and outstanding at December 31, 2021 and 2020, respectively	45	-
Common stock, 10,746,391 and 10,404,791 shares issued and outstanding at December 31, 2021 and 2020, respectively	1,075	1,041
Additional paid-in capital	10,634,186	5,565,965
Accumulated deficit	(6,784,961)	(4,517,502)

Total stockholders' equity	3,851,821	1,050,418

Total liabilities and stockholders' equity	$5,061,484	$3,081,998

See accompanying notes

F-3

Gryphon Online Safety, Inc.

Statements of Operations

	For the years ended December 31,
	2021	2020
Net revenue
Product	$2,079,425	$2,747,947
Service and other	691,313	537,991
Total net revenue	2,770,738	3,285,938

Cost of goods sold	(1,630,509)	(1,886,714)
Gross profit	1,140,229	1,399,224

Operating expenses
Operations	452,507	203,666
Sales and marketing	1,442,200	1,484,328
General and administrative	423,865	338,885
Research and development	607,002	583,195
Total operating expenses	2,925,574	2,610,074
Loss from operations	(1,785,345)	(1,210,850)

Other income (expense)
Interest expense	(48,636)	(26,667)
Interest income	228	2,448
Loan forgiveness	-	41,666
Amortization	(433,706)	(352,098)
Total other income (expense)	(482,114)	(334,651)

Net loss before income tax	(2,267,459)	(1,545,501)

Provision for income tax	-	-

Net loss	$(2,267,459)	$(1,545,501)

See accompanying notes

F-4

Gryphon Online Safety, Inc.

Statements of Changes in Stockholders' Equity

	Series Seed		Series A-1		Series A-2				Additional		Total
	Preferred Stock		Preferred Stock		Preferred Stock		Common Stock		Paid-In	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Equity
Balance on December 31, 2019	9,142,411	$914	-	$-	-	$-	10,228,604	$1,023	$5,498,852	$(2,972,001)	$2,528,788

Issuance of stock under employee stock plans	-	-	-	-	-	-	40,187	4	5,871	-	5,875
Common stock issued for services	-	-	-	-	-	-	136,000	14	48,946	-	48,960
Stock based compensation	-	-	-	-	-	-	-	-	12,296	-	12,296
Net Loss	-	-	-	-	-	-	-	-	-	(1,545,501)	(1,545,501)

Balance on December 31, 2020	9,142,411	914	-	-	-	-	10,404,791	1,041	5,565,965	(4,517,502)	1,050,418

Issuance of stock under employee stock plans	-	-	-	-	-	-	341,600	34	19,420	-	19,454
Preferred shares issued for conversion of debt					454,544	45	-	-	399,955	-	400,000
Preferred shares issued for cash			5,616,525	562			-	-	6,177,620	-	6,178,182
Issuance costs of preferred shares issued for cash	-	-	-	-	-	-	-	-	(1,559,558)	-	(1,559,558)
Stock based compensation	-	-	-	-	-	-	-	-	30,784	-	30,784
Net Loss	-	-	-	-	-	-	-	-	-	(2,267,459)	(2,267,459)

Balance on December 31, 2021	9,142,411	$914	5,616,525	$562	454,544	$45	10,746,391	$1,075	$10,634,186	$(6,784,961)	$3,851,821

F-5

Gryphon Online Safety, Inc.

Statements of Cash Flows

	Year ended December 31,
	2021	2020
Cash flows from operating activities
Net loss	$(2,267,459)	$(1,545,501)
Adjustments to reconcile net loss to net cash used by operating activities:
Amortization	433,706	352,098
Stock based compensation	30,784	61,256
Forgiveness of PPP loan	-	(41,666)
Allowance for bad debts	-	7,509
Allowance for inventory loss	30,000	(58,000)
Changes in operating assets and liabilities:
Accounts receivable	14,131	6,136
Inventory	(1,330,386)	(56,484)
Prepaid expenses	13,950	(42,164)
Deposits	(92,040)	(85,275)
Other receivables	50,549	18,626
Accounts payable and accrued expenses	104,742	341,485
Accrued interest	(1,027)	9,179
Deferred revenue and customer deposits	(65,347)	230,164
Net cash used by operating activities	(3,078,397)	(802,637)

Cash flows from investing activities
Payments for the purchase of intangible assets	(588,560)	(547,303)

Net cash used by investing activities	(588,560)	(547,303)

Cash flows from financing activities
Proceeds from issuance of short term notes payable	85,000	500,000
Repayment of short term notes payable	(545,285)	(39,715)
Proceeds from issuance of long term notes payable	-	150,000
Proceeds from issuance of preferred shares for cash	6,178,182	-
Payment of issuance costs for preferred shares	(1,559,558)	-
Proceeds from PPP loan	-	41,666
Proceeds from exercise of stock options	19,454	5,875
Proceeds from issuance of convertible equity instruments	-	400,000
Net cash provided by financing activities	4,177,793	1,057,826

Net increase (decrease) in cash and cash equivalents	510,836	(292,114)
Cash and cash equivalents, beginning of year	865,829	1,157,943

Cash and cash equivalents, end of year	$1,376,665	$865,829

Supplemental Cash Flow Information:

Cash paid for interest	$49,663	$24,319

Cash paid for taxes	$-	$-

Non-Cash Investing and Financing Activities:

Conversion of debt into preferred shares	$400,000	$-

See accompanying notes

F-6

Gryphon Online Safety, Inc.

NOTES TO THE FINANCIAL STATEMENTS

For the years ended December 31, 2021 and 2020

NOTE 1 – DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Gryphon Online Safety, Inc. (“the Company”) is a Delaware corporation headquartered in San Diego, California, that provides WiFi routers and software which utilizes artificial intelligence based learning to make the internet a safer place for children, and all connected devices. The router comes with a mobile application for real time management of all connected devices and allows collaboration with others.

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company’s fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make certain judgments, estimates and assumptions that affect the amounts reported in the financial statements and the disclosures made in the accompanying notes. Despite the Company’s intention to establish accurate estimates and use reasonable assumptions, actual results may differ from the estimates.

Revenue Recognition and Deferred Revenue

During the year ended December 31, 2020, the Company adopted Accounting Standards Update (ASU) 2014-09, “Revenue from Contracts with Customers” which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers (Accounting Standards Codification (ASC) Topic 606) and supersedes the most current revenue recognition guidance (ASC Topic 605). ASC Topic 606 outlines the following five-step process for revenue recognition:

•	Identification of the contract with a customer;
•	Identification of the performance obligations in the contract;
•	Determination of the transaction price;
•	Allocation of the transaction price to the performance obligations in the contract; and
•	Recognition of revenue when, or as, the Company satisfies the performance obligations.

The Company primarily derives revenue from the sale of its WiFi routers and licenses to use its security software. The Company enters into contracts with customers that include promises to transfer products and services, which are generally distinct and can be accounted for as separate performance obligations. Revenue is recognized when the promised goods or services are transferred to the customer, in amounts that reflect the consideration allocated to the various performance obligations. Certain products are sold with a software license included. The revenue component related to hardware is recognized when the product is shipped to the customer. Revenue attributable to the use of the security software is deferred and recognized on a monthly basis as the performance obligation is satisfied. Amounts received for prepayments of additional terms of use of the security software and for extended warranty services are recorded as deferred revenue and recognized as revenue on a monthly basis over the term of the contract.

F-7

Gryphon Online Safety, Inc.

NOTES TO THE FINANCIAL STATEMENTS

For the years ended December 31, 2021 and 2020

Freight and Shipping Costs

Freight and shipping costs are expensed as incurred.

Inventory

Inventory is stated at the lower of cost or net realizable value and is accounted for using the first-in-first-out method (“FIFO”). The Company analyzes inventory for any potential obsolescence or shrinkage, and records impairment and obsolescence reserve against inventory as deemed necessary. At December 31, 2021 and 2020, the Company determined that allowances of $60,000 and $30,000, respectively were necessary.

Returns are recognized on the date the returned inventory is received by the Company or its sales channel partners.

At December 31, 2021 and 2020, inventory consisted of completed hardware units.

Intangibles

Intangible assets purchased or developed by the Company are recorded at cost. Amortization is recognized over the estimated useful life of the asset using the straight-line method for financial statement purposes. The Company reviews the recoverability of intangible assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was considered necessary at December 31, 2021 or 2020.

Costs for internally developed software to be marketed to outside users are recorded pursuant to ASC Section 985 Software. Research and development costs prior to attaining ‘technological feasibility’ are expensed as incurred. Costs incurred thereafter to develop final product are capitalized and amortized over an estimated useful life of the asset using the straight-line method for financial statement purposes. The Company reviews the recoverability of internally-developed software assets, including the useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was considered necessary at December 31, 2021 or 2020.

Research and Development Costs

Research and development costs, including salaries, research material, and administrative costs are expensed as incurred. During the years ended December 31, 2021 and 2020, the Company recognized $607,002 and $583,195 in research and development costs, respectively.

F-8

Gryphon Online Safety, Inc.

NOTES TO THE FINANCIAL STATEMENTS

For the years ended December 31, 2021 and 2020

Advertising costs

The Company’s advertising costs are expensed as incurred. During the years ended December 31, 2021 and 2020, the Company recognized $1,442,200 and $1,484,328 in advertising costs, respectively.

Income Taxes

Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and pretax financial income and between the tax basis of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled as prescribed in Financial Accounting Standards Board (FASB) ASC 740. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Current year taxable income (loss) varies from income (loss) before current year tax expense primarily due to the method of revenue recognition and the use of accelerated amortization for tax reporting purposes.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2021 and 2020, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits.

Accounts Receivable and Allowance for Uncollectible Accounts

Accounts receivable are recorded at the amount the Company expects to collect. The Company recognizes an allowance for losses on accounts receivable deemed to be uncollectible, in accordance with ASU 2016-13, Measurement of Credit Losses on Financial Instruments. The allowance is based on an analysis of historical bad debt experience as well as an assessment of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for uncollectible accounts. Based on management’s assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and credit to the allowance. At December 31, 2021 and 2020, the Company determined that allowances of $0 and $7,509, respectively were necessary.

Stock-Based Compensation

The Company accounts for stock-based compensation issued to employees in accordance with FASB ASC Topic 718 Compensation – Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.

F-9

Gryphon Online Safety, Inc.

NOTES TO THE FINANCIAL STATEMENTS

For the years ended December 31, 2021 and 2020

Concentrations

Approximately 83% of revenue is generated through one online seller. The loss of the ability to sell the Company’s products via this online seller would cause significant negative impact on the Company’s operations.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company’s financial statements.

Subsequent Events

The Company has evaluated subsequent events through April 29, 2022, the date these financial statements were available to be issued. Subsequent to December 31, 2021:

The Company plans to continue to sell the remaining approved Series A-1 Preferred Stock under the Reg CF offering or to accredited investors or institutions.   There are 3,483,475 shares remaining, potentially generating approximately $3,800,000 in new proceeds. In March 2022, 243,289 shares were issued, generating $270,719 in net proceeds.

The Company issued 320,000 stock options which vest over a four-year period, beginning in January 2022.

In February 2022, the Company received an additional $350,000 from the SBA, bringing the loan total to $500,000. Repayment has been extended and will begin in February 2023.

NOTE 2 – FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

F-10

Gryphon Online Safety, Inc.

NOTES TO THE FINANCIAL STATEMENTS

For the years ended December 31, 2021 and 2020

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value. Fair value of stock options issued during the years ended December 31, 2021 and 2020 were determined using level 3 inputs.

NOTE 3 – INTANGIBLE ASSETS (NET)

Intangible assets consist of the following at December 31:

	December 31, 2021	December 31, 2020
Software	$2,796,570	$2,208,010
Other Intangible Assets	447	447
	2,797,017	2,208,457
Accumulated Amortization	(1,151,437)	(717,731)
	$1,645,580	$1,490,726

Amortization expense for the years ended December 31, 2021 and 2020, was $433,706 and $352,098, respectively.

NOTE 4 – OTHER RECEIVABLES

Other Receivables consist of the following at December 31:

	December 31, 2021	December 31, 2020
Sales channel partner holdbacks	$87,206	$151,838
Other	18,737	4,654
	$105,943	$156,492

Sales channel partner holdbacks are an accumulation of payments from customers that have not yet transferred to the Company’s bank account.

F-11

Gryphon Online Safety, Inc.

NOTES TO THE FINANCIAL STATEMENTS

For the years ended December 31, 2021 and 2020

NOTE 5 – SHORT TERM AND LONG TERM DEBT

SHORT TERM DEBT

In March 2021, the Company borrowed $85,000 from a payment processing vendor to provide working capital. The fixed fee for the loan was $11,135. The loan and fee were repaid in full in July 2021.

In September 2020, the Company received $250,000 of proceeds from a loan from an individual. The loan accrued interest at a rate of 8% per annum and matured in September 2020. This note and the accrued interest were paid in full in November, 2021.

In August 2020, the Company received $250,000 of proceeds from a commercial loan. The loan accrued interest at a rate of 16.5% per annum and matured in August 2021. This note and the accrued interest were paid in full in July, 2021.

LONG TERM DEBT

In 2020, the Company received proceeds from an SBA loan of $150,000 and a PPP loan of $41,666. The SBA loan is secured by substantially all of the Company’s assets and accrues interest at 3.75% per annum. Repayment has been extended until June 2022 and the loan matures in June 2050. The PPP loan was forgiven in November 2020.

Following is a summary of long-term minimum debt payments required over the next 5 years, including the subsequent $350,000 borrowing discussed in Note 1:

2022	$0
2023	0
2024	6,409
2025	11,415
2026	11,851
Thereafter	470,325

NOTE 6 – CONVERTIBLE EQUITY INSTRUMENTS

During the year ended December 31, 2020, the Company received $400,000 of proceeds from the issuance of convertible equity instruments that matured in June 2021 and were converted into Series A-2 Preferred Stock.

F-12

Gryphon Online Safety, Inc.

NOTES TO THE FINANCIAL STATEMENTS

For the years ended December 31, 2021 and 2020

NOTE 7 - PREFERRED STOCK

The Company has 19,137,353 and 9,600,345 $0.0001 par value, shares of Preferred Stock authorized at December 31, 2021 and 2020, respectively. At December 31, 2021 and 2020, there were issued and outstanding preferred shares of 15,213,480 and 9,142,411, respectively.

At December 31, 2021, the authorized Preferred Stock consists of 9,582,809 shares designated Series Seed, 9,100,000 shares designated Series A-1 and 454,544 shares designated Series A-2. At December 31, 2020, all 9,600,345 authorized Preferred Stock was designated Series Seed.

The Company conducted an offering of its Series A-1 Preferred Stock during the year ended December 31, 2021, issuing 5,616,525 shares at $1.10 per share, providing gross proceeds of $6,178,182. Direct costs associated with the offering, including brokerage and legal fees, totaled $1,559,558, and were recorded as a reduction to the proceeds received in the offering on the statements of changes in stockholders’ equity.

During the year ended December 31, 2021, the Company converted $400,000 of convertible equity instruments into 454,544 shares of Series A-2 Preferred Stock.

The holders of all classes of Preferred Stock have the following rights and preferences: The holders of Preferred Stock are entitled to vote, together with the holders of common stock as a single class, on all matters submitted to stockholders for a vote and have the right to vote the number of shares equal to the number of shares of common stock into which each share of Preferred Stock could convert on the record date for determination of stockholders entitled to vote. Holders of Preferred Stock are entitled to dividends before any other Preferred Stock or Common Stock holders. Preferred stock maintains liquidation preferences at the original issue price, plus any declared but unpaid dividends. Preferred stock is convertible at any time into common stock at the conversion price. Preferred Stock holders owning 300,000 or more shares have the right of first refusal to purchase newly issued securities, in amounts sufficient to maintain their current overall ownership percentage.

NOTE 8 – COMMON STOCK

The Company has 40,000,000 and 23,500,000, $0.0001 par value shares of common stock authorized at December 31, 2021 and 2020, respectively.

During the year ended December 31, 2021, the Company issued 55,000 stock options to employees for services. In addition, stock options issued in prior years continued to vest during the current year. The Company recognized $30,784 of stock compensation expense related to stock options during the year ended December 31, 2021. During the year ended December 31, 2020, the Company issued 363,000 stock options for services and recognized $61,256 of stock compensation expense.

During the year ended December 31, 2021, the Company issued 341,600 shares of common stock at an average of $0.06 per share, for cash proceeds of $19,454 from exercised stock options. During the year ended December 31, 2020 the Company issued 40,187 shares of common stock, for cash proceeds of $5,875 from exercised stock options.

F-13

Gryphon Online Safety, Inc.

NOTES TO THE FINANCIAL STATEMENTS

For the years ended December 31, 2021 and 2020

A summary of option activity for the periods is as follows:

		Weighted Average	Weighted Average
	Share Equivalents	Exercise Price	Remaining Term
Outstanding December 31, 2019	1,338,125	$0.12	8.6
Granted	363,000	0.33	10.0
Exercised	(40,187)	0.14	-
Expired/Forfeited	(50,438)	0.08	-
Outstanding December 31, 2020	1,610,500	0.16	7.9
Granted	55,000	0.36	10.0
Exercised	(341,600)	0.06	-
Expired/Forfeited	(268,400)	0.07	-
Outstanding December 31, 2021	1,055,500	$0.22	7.7

Options exercisable at December 31, 2021 and 2020 are 636,177 and 863,500, respectively.

The options issued during 2021 and 2020 vest ratably over periods of one to four years. At December 31, 2021, there are 419,323 unvested stock options outstanding and approximately $24,593 of unrecognized stock-based compensation expense.

The Company estimates the fair value of stock options using the Black-Scholes option pricing model. The range of input assumptions used by the Company were as follows:

	December 31,
	2021	2020
Expected life (years)	5	5
Risk-free interest rate	1.46-2.24%	1.5%
Expected volatility	35%	35%
Annual dividend yield	0%	0%

F-14

Gryphon Online Safety, Inc.

NOTES TO THE FINANCIAL STATEMENTS

For the years ended December 31, 2021 and 2020

NOTE 9 - WARRANTS

A summary of warrant activity for the years ended December 31, 2021 and 2020 is as follows:

	Warrants - Common	Weighted Average	Weighted Average
	Share Equivalents	Exercise Price	Remaining Life
Outstanding December 31, 2019	446,341	$0.71	7.6
Granted	-	-	-
Exercised	-	-	-
Expired/Forfeited	-	-	-
Outstanding December 31, 2020	446,341	0.71	6.6
Granted	-	-	-
Exercised	-	-	-
Expired/Forfeited	-	-	-
Outstanding December 31, 2021	446,341	0.71	5.6

These warrants were vested in full upon issue, valued using the Black Scholes Merton pricing model and stock compensation expense was recognized in the year of issue.

NOTE 10 – INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to amortizable assets using accelerated amortization methods for income tax purposes, stock-based compensation expense and net operating loss carryforwards. As of December 31, 2021 and 2020, the Company had net deferred tax assets before valuation allowance of $1,952,392 and $1,393,941, respectively. As of December 31, 2021, and 2020, the Company had net deferred tax liabilities before valuation allowance of $0 and $0, respectively. The following table presents the deferred tax assets and liabilities by source:

	December 31,
	2021	2020
Deferred tax assets:
Net operating loss carryforwards	$1,957,488	$1,310,076
Deferred revenue timing difference	(18,951)	60,557
Stock-based compensation	8,310	17,764
Research and development tax credit carryforwards	5,544	5,544
Total deferred tax assets	1,952,392	1,393,941

Deferred tax liabilities:
Total deferred tax liabilities	-	-

Valuation allowance	(1,952,392)	(1,393,941)

Net deferred tax assets	$-	$-

F-15

Gryphon Online Safety, Inc.

NOTES TO THE FINANCIAL STATEMENTS

For the years ended December 31, 2021 and 2020

The Company assessed the need for a valuation allowance against net deferred tax assets and determined a full valuation allowance is appropriate, due to taxable losses for the years ended December 31, 2021 and 2020 and no history of generating taxable income. Therefore, valuation allowances of $1,952,392 and $1,393,941 were recorded as of December 31, 2021 and 2020, respectively. Deferred tax assets and liabilities were calculated using the Company’s combined effective tax rate, which is estimated to be 29%. The effective rate is reduced to 0% due to the full valuation allowance on the net deferred tax assets.

NOTE 11 – COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. In December 2020, the Company was sued for patent infringement. The Company filed a motion to dismiss, as it believes the suit is baseless. As of December 31, 2021, the lawsuit is still in the discovery phase and the plaintiff is not providing requested information. The results of such proceedings cannot be predicted with certainty, but the Company anticipates that the final financial impact, if any, arising out of this matter would range between $100,000 and $250,000.

NOTE 12 - GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has yet to achieve positive cash flow from operations and has incurred losses from inception of $6,784,961 which raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's ability to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 13 – RELATED PARTIES

During the years ended December 31, 2021 and 2020, the Company issued options for the purchase of common stock of 0 and 200,000, respectively to members of the Company’s Board of Directors. In addition, for the years ended December 31, 2021 and 2020, the Company paid $113,510 and $47,095, respectively for legal counsel to a firm in which one of the directors is a partner.

F-16

Item 8. EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

Exhibit No.	Description
2.1	Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 2.1 to the Offering Statement on Form 1-A filed on March 31, 2021)

2.2	Amended and Restated Bylaws (incorporated by reference to Exhibit 2.2 to the Offering Statement on Form 1-A filed on March 31, 2021)

3.1	Form of Amended and Restated Investor Rights Agreement (incorporated by reference to Exhibit 3.1 to the Offering Statement on Form 1-A filed on March 31, 2021)

3.2	Form of Amended and Restated Right of First Refusal and Co-Sale Agreement (incorporated by reference to Exhibit 3.2 to the Offering Statement on Form 1-A filed on March 31, 2021)

3.3	Form of Amended and Restated Voting Agreement (incorporated by reference to Exhibit 3.3 to the Offering Statement on Form 1-A filed on March 31, 2021)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gryphon Online Safety Inc.

/s/ John Wu
Chief Executive Officer
Date: May 2, 2022

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ John Wu
Chief Executive Officer, Principal Financial Officer, Principal Accounting Officer, and Director

Date: May 2, 2022